Exhibit 24(b)8(n)

RULE 22c-2 AGREEMENT

This Rule 22c-2 Agreement (“Agreement”) is made as of June         , 2017 by and between Janus Distributors LLC, doing business as Janus Henderson Distributors, Janus Services LLC (collectively, “Janus”), and Thrivent Financial for Lutherans (the “Intermediary”).

Recitals

WHEREAS, effective May 23, 2005, the Securities and Exchange Commission adopted Rule 22c-2 (and as may be amended from time to time, the “Rule”) of the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Rule requires that Janus enter into written agreements with its financial intermediaries (as such term is defined in the Rule) whereby each such financial intermediary agrees to provide Janus with certain shareholder identity and shareholder identity and transaction information and to carry out certain instructions from Janus;

WHEREAS, these requirements are designed to allow Janus to more effectively enforce its market timing policies in an effort to protect Janus and its shareholders from the harmful effects of short-term trading. Based upon our records and/or facts you have given us, your company is a financial intermediary covered by the Rule; and

WHEREAS, in order to comply with the Rule, Janus and Intermediary desire to enter into this Agreement to reflect their respective obligations with respect to the Rule.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Janus and Intermediary hereby agree as follows.

Agreement

1.	Shareholder Information.

1.1       Agreement to Provide Information.         Intermediary agrees to provide Janus, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account of Janus maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Janus or its designee, Intermediary shall only be required to provide information relating to Shareholder-initiated transfer purchases or Shareholder-initiated transfer redemptions.

1.1.1     Period Covered by Request.         Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. Janus may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus.

1.1.2     Form and Timing of Response.         Intermediary agrees to transmit the requested information that is on its books and records to Janus or its designee promptly, but in any event not later than three (3) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to: (i) provide or arrange to provide to Janus the requested information from Shareholders who hold an account with an indirect intermediary; or (ii) if directed by Janus, block further purchases of fund Shares from the indirect intermediary. In such instance, Intermediary agrees to inform Janus whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to Janus should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as provided for in the Rule.

1.1.3     Limitations on Use of Information.         Janus agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary. Each party acknowledges, warrants and represents that it is currently complying and will remain in compliance with all applicable local, state and federal data privacy laws, rules and regulations, including without limitation the 1999 Gramm-Leach-Bliley Act and the Massachusetts data privacy regulations 201 CMR 17: Standards for The Protection of Personal Information of Residents of the Commonwealth (once effective), with respect to Shareholder information. In the event of an actual or suspected data privacy breach of which a party becomes aware and that violates or potentially violates any applicable state and federal data privacy laws, rules and regulations with respect to Shareholder information, such party shall advise the other party of such breach within forty-eight (48) hours of becoming aware of such breach.

1.2      Agreement to Restrict Trading.     Intermediary agrees to execute written instructions from Janus to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Janus as having engaged in transactions of the fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by Janus.

1.2.1     Form of Instructions.         Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) such as other government issued identifier to comply with Rule 22c-2(c)(5)(i), or account(s) or other agreed upon information to which the instruction relates.

1.2.2     Timing of Response.         Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

1.2.3     Confirmation by Intermediary.         Intermediary must provide written confirmation to Janus that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

1.3.       Definitions.     For purposes of this Agreement:

1.3.1     The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by Janus under the 1940 Act that are held by the Intermediary.

1.3.2     The term “Shareholder” means:

a.          the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name;

b.          as this Agreement relates to retirement plan accounts, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of the Shares; and

c.            as this Agreement relates to accounts of variable annuities or variable life insurance contracts, the separate account(s) holder of interest in a variable annuity contract issued by the Intermediary. Upon request, the Intermediary will also provide transaction information of the Thrivent Variable Annuity Account I Contract Owners (as that term is defined in form #ICC16 W-WR-FPVA) who do not comply with the Contract’s Frequent Trading Policies during the period covered by the request.

1.3.3       The term “written” includes electronic writings and facsimile transmissions.

2.         Representations and Warranties.         Intermediary represents, warrants, and covenants that it: (a) will comply in all material respects with all applicable laws, rules and regulations; and (b) is authorized to enter into this Agreement;

3.	Miscellaneous.

3.1       No modification of any provision of this Agreement will be binding unless in writing and executed by all of the parties hereto. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.

3.2       This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however that neither this Agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of each party or as expressly contemplated by this Agreement.

3.3       This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, exclusive of conflicts of laws.

JANUS DISTRIBUTORS LLC	THRIVENT FINANCIAL FOR LUTHERANS

By:	By:
Name: Russell P. Shipman	Name: Teresa J. Rasmussen
Title: Senior Vice President	Title: President

JANUS SERVICES LLC

By:
Name: David R. Kelley
Title: Vice President

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